UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42527

Basel Medical Group Ltd

6 Napier Road,

Unit #02-10/11 Gleneagles Medical Centre

Singapore 258499

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Registered Direct Offering of Basel Medical Group Ltd

As announced by the Company, on October 7, 2026, Basel Medical Group Ltd (Nasdaq: BMGL), a British Virgin Islands business company (the “Company”), entered into a placement agency agreement with Cathay Securities, Inc., as the placement agent (the “Placement Agent”), as well as a securities purchase agreement with certain purchasers, pursuant to which the Company will issue and sell 6,000,000 units (the “Units”), at a public offering price of US$1.33 per Unit, each consisting of one ordinary share, no par value per share (each an “Ordinary Share” and collectively the “Ordinary Shares”) or one Pre-Funded Warrant in lieu thereof of the Company, and one warrant (“Common Warrant”), each to purchase one Ordinary Share. The offering of the Units was closed on October 9, 2026.

The Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “BMGL”. The Common Warrants and Pre-Funded Warrants will not be listed or quoted on any exchange. The total gross proceeds to the Company from the offering, before deducting commissions and offering expenses, is US$7.98 million. The Company estimates that its net proceeds from this offering is approximately US$7.28 million. The Ordinary Shares issued and to be issued upon warrant exercise and pursuant to this offering are registered pursuant to the Company’s effective registration statement on Form F-1 (File No. 333-298988) and will be freely tradeable without restriction following the closing of this offering.

Immediately prior to this offering, the Company had a total of 1,582,111 Ordinary Shares issued and outstanding. Immediately upon the completion of the offering, the Company has a total of 7,582,111 Ordinary Shares issued and outstanding and a total of 6,000,000 Common Warrants issued and outstanding, in the form furnished herewith as Exhibit 4.1.

On October 9, 2026, the Company issued a press release furnished herewith as Exhibit 99.1, announcing the closing of the offering.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBITS

Exhibit No.	Description
4.1	Form of Common Warrant
99.1	Press Release dated October 9, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Basel Medical Group Ltd

By:	/s/ Alton Chun How Neo
Name:	Alton Chun How Neo
Title:	Interim Chief Financial Officer

Date:	October 13, 2026